DIAMONDHEAD CASINO CORPORATION
1301 SEMINOLE BOULEVARD, SUITE 142
LARGO, FLORIDA 33770
727-674-0055
September 24, 2010
David R. Humphrey, Branch Chief
Securities and Exchange Commission
CF/AD 5
100 F Street N.E.
Washington, DC 20549-3561

Re:	Diamondhead Casino Corporation Form 10-K for the year ended December 31, 2009 Commission File Number: 000-17529
Dear Mr. Humphrey:
     This will acknowledge receipt of your letter dated September 10, 2010. This will confirm our understanding, as requested in your letter, of the following:
a)	that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b)	that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c)	that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The responses to your comment letter will address your comments in the order in which they appear in your comment letter. Please let me know should any additional information be required.
Form 10-K for the year ended December 31, 2009
Liquidity, Capital Resources, and Financial Results, page 19
1.	We note from your disclosure on page F-14 that there is uncertainty regarding when you will be required to pay interest accrued on your line of Credit from prior to June 30, 2009. Please review your disclosure herein to describe the circumstances of this liability, including consequences should this liability become currently due.
Please be advised that the interest accrued on the Line of Credit prior to June 30, 2009 was paid in full and in a timely manner. Therefore, there is no liability with respect to interest due prior to June 30, 2009.
Please be further advised that, as stated in Note 5 (“Long-Term Debt”) at page F-14 of our financial statements, the interest accrued on the Line of Credit subsequent to June 30, 2009 was deferred until the date payment in full of the Line of Credit is due. We have classified that accrued interest as a current liability on our balance sheet. In future filings, we will include a more definitive statement to that effect.

Item 9A. Controls and Procedures, page 24
2.	We have reviewed the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, to determine whether you provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulation S-K. While it appears that you have conducted an evaluation of internal control over financial reporting, it does not appear that you have disclosed your conclusion as required by Item 308T(a)(3) of Regulation S-K. Please amend your filing to provide management’s conclusion as to the effectiveness of your internal control over financial reporting.
Please be advised that, in addition to conducting an evaluation of internal control over financial reporting, management did disclose its conclusion as required by Item 308T(a)(3) of Regulation S-K. Under Item 9A (“Controls and Procedures”), under that subheading entitled “Disclosure Controls and Procedures,” we expressly state as follows: “Based on the results of this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2009.” (Emphasis added.)(Form 10-K, at page 24.)
3.	In addition, please consider whether management’s failure to provide the disclosure required by Item 308T(a)(3) impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and revise your disclosure as appropriate.
As noted in the foregoing response, management made the disclosure required by Item 308T(a)(3).
Note 5. Long Term Debt, page F-14
4.	We note your disclosure that the Lender of the Line of Credit is now deceased and it is uncertain whether the verbal agreement with regard to the deferral of interest payments will be honored by the estate. Please tell us whether you have classified the interest portion of this debt as long term or short term on your balance sheet and how you determined this classification.
We have classified all remaining accrued interest on the Line of Credit as currently due. We did so after consideration of the uncertainty surrounding the aforementioned verbal agreement and decided that the more conservative approach to the reporting of this item was appropriate.
     I trust the foregoing gives you the information you need to complete your review. Again, please let us know if any additional information is required.
     With kindest professional regards, I remain

Very truly yours,
/s/ Deborah A. Vitale
By: Deborah A. Vitale
President

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